EXHIBIT 99.2

Results for the quarter and year ended March 31, 2004 under Consolidated Indian GAAP
Wipro records 42% growth in Profit After Tax for quarter ended March 2004
Surpasses billion dollar Revenues in Global IT Service businesses including India & Asia Pac IT business for the year

Bangalore, April 16, 2004 –Wipro Limited today announced its audited results approved by the Board of Directors for the year ended March 2004.

Highlights:
Results for the year ended March 31, 2004:

•	Profit After Tax of Rs. 1 0.32 billion, an increase of 26% year on year (YoY)

•	Revenue of Rs. 58.81 billion, increase of 36% YoY

•	Global IT Services & Products Revenue- Rs.43.58 billion, increase of 43% YoY

•	Global IT Services & Products Profits Before Interest & Tax (PBIT)-Rs. 9.54 billion, increase of 13% YoY

•	Innovative Restricted Stock Award scheme for employees introduced, subject to approval of shareholders

•	Board of Directors recommends issue of bonus shares to shareholders (including to ADS holders) in the ratio of two additional shares for every one share held subject to shareholder approval in the Annual General Meeting scheduled in June 2004.

•	Board of Directors also recommends a one -time cash dividend of Rs. 25 per share/ADS on existing paid-up capital subject to shareholder approval in the Annual General Meeting scheduled in June 2004

•	Board of Directors recommends a normal cash dividend of Rs. 4 per share/ADS on existing paid-up capital (equivalent of Rs. 1.33 per share on the expanded capital, up from Rs. 1.00 per share on existing capital in 2002-03) subject to shareholder approval in the Annual General Meeting scheduled in June 2004

Results for the quarter ended March 31, 2004:

•	Global IT Services & Products Revenue- Rs.12.55 billion ($276 million), an increase of 44% YoY

•	Global IT Services & Products PBIT — Rs. 2.97 billion, an increase of 39% YoY. Operating Margin — 24%, an increase of 2% over the quarter ended December 31, 2003

•	Global IT business posted third consecutive quarter of sequential double digit dollar Revenue growth & Operating Margin expansion

•	Global IT Services & Products added 35 new clients in the quarter (including 4 in its IT Enabled services operations)

•	India, Middle East & Asia Pac business Revenue — Rs. 3.67 billion, increase of 50% YoY; PBIT — Rs. 399 million, increase of 66% YoY.

Outlook for the Quarter ending June 30, 2004

Azim Premji, Chairman of Wipro commenting on the results said “Our combined IT products and services business achieved a significant landmark by recording Revenue of $1.2 billion. Revenue from our IT Services businesses alone was $1 billion. During the year, we made significant progress toward s our goal of being the preferred provider of comprehensive solutions for our customers; our focus on Innovation was a key enabler for this. Focused strategy coupled with improved execution facilitated by our Quality Initiative, resulted in value for our customers, the benefits of which are beginning to reflect in our results. We will pursue this path relentlessly. Looking ahead, for the quarter ending June 2004, we expect our Revenue from our Global IT Services business to be approximately $292 million.”

Vivek Paul, Vice Chairman, said “Record volume growth coupled with an improving pricing environment led to the third consecutive quarter of double-digit Dollar Revenue growth resulting in a 51% Revenue growth for the year. For the quarter, our Technology business continued to rebound with 15% sequential growth, while our IT business maintained its momentum with 8% sequential growth. Service line wise too, our differentiated services, such as Technology Infrastructure Services, Package Implementation and Business Process Outsourcing grew faster than the overall growth rate of our Global IT Services & Products business. This broad-based business traction positions us well to grow in an uncertain environment. During the quarter, the Meta group has ranked Wipro among the top 10 global IT Service providers in North American Outsourcing market in its Meta Spectrum report. Coming as it is on the back of other industry recognitions such as among the top 10 global IT players in Forrester Wave for transformational capabilities in IT Outsourcing, it is a strong endorsement of our strategy”

Suresh Senapaty, Corporate Executive Vice President — Finance said, “During the quarter, better price realization in Offshore and Onsite projects, an increase in the proportion of Revenues from Offshore projects, continued operational improvements and proactive hedging strategies collectively helped us mitigate the impact of the Rupee’s appreciation against the Dollar and improve the Operating Margin in our Global IT Services business.”

Wipro Limited

Revenues for the year ended March 31, 2004, were Rs. 58.81 billion, representing a 36% increase YoY. Profit after Tax for the year was Rs. 10.32 billion, an increase of 26% YoY. Revenues for the quarter ended March 31, 2004, were Rs.17.86 billion, increase of 44% YoY. Profit after Tax was Rs. 3.21 billion, an increase of 42% YoY.

Global IT Services and Products

Global IT Services & Products reported Revenues of Rs. 43.58 billion for the year ended March 31, 2004, representing an increase of 43% YoY and PBIT of Rs. 9.54 billion, an increase of 13% YoY.

For the quarter ended March 31, 2004, Global IT Services & Products grew its Revenue by 44% YoY to Rs. 12.55 billion and PBIT increased by 39% YoY to Rs. 2.97 billion. Operating Income to Revenue at 24% increased by 2% sequentially and declined by 1% YoY. R&D Services contributed 33% of the Revenue of Global IT Services. Enterprise Business contributed 56% of Revenues with the balance 11% being contributed by IT Enabled services.

We had 28,502 employees as of March 31, 2004, which includes 19,202 employees in IT Services business and 9,300 employees in IT Enabled services business. This represents a net addition of 9,922 people comprising of 5,728 in IT Services and 4,194 people in IT Enabled Services for the year. Global IT Services and Products accounted for 70% of the Revenue and 82% of the PBIT for the quarter ended March 31, 2004.

Global IT Services and Products accounted for 70% of Revenue and 82% of the PBIT for the quarter ended March 31, 2004.

Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business

For the year ended March 31, 2004, Wipro Infotech recorded Revenues of Rs.9.76 billion, representing an increase of 16% YoY. PBIT grew by 42% YoY to Rs.792 million. Services business contributed to 32% of total Revenue during the year. Services Revenues grew by 40% compared to the previous year, fuelled by growth in Infrastructure Management Services, System Integration, Software Solutions and Consulting.

For the quarter ended March 31, 2004, Wipro Infotech recorded Revenues of Rs.3.67 billion representing an increase of 50% YoY. PBIT grew by 66% YoY to Rs.399 million. Services Revenue grew by 55% YoY and contributed to 27% of the total Revenue for the quarter.

Wipro Infotech accounted for 21% of Revenue and 11% of the PBIT for the quarter ended March 31, 2004.

Wipro Consumer Care & Lighting

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 3.65 billion with PBIT of Rs.551 million for the year ended March 31, 2004. PBIT to Revenue was 15% for the year.

For the quarter ended March 31, 2004, Wipro Consumer Care and Lighting business recorded Revenue of Rs. 1.02 billion with PBIT of Rs.136 million contributing 6% of total Revenue and 4% of the Profit before Interest and Taxes for the quarter. PBIT to Revenue was 1 3% for the quarter.

Wipro Limited

For the year ended March 31, 2004, the Return on Capital Employed in Global IT Services was 47%, Wipro Infotech was 53%, Consumer Care and Lighting was 86%. At the Company level, the Return on Capital Employed was 30%, lower due to inclusion of cash and cash equivalents of Rs. 21.8 billion in Capital Employed (56% of Capital Employed).

For Wipro Limited, Profit after Tax from continuing operations computed in accordance with US GAAP for the year ended March 31, 2004, was Rs. 9.99 billion, an increase of 23% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, accounting for deferred stock compensation expenses and amortization of intangible assets.

Global IT Services & Products segment Revenues were Rs. 43.7 8 billion for the year ended March 31, 2004, under US GAAP. The difference of Rs. 200 million is attributable to different Revenue recognition standards under Indian GAAP and US GAAP.

Quarterly Conference call

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company’s performance for the quarter and answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wipro.co.in

US GAAP financials on website

Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91 -80-2844-0079	+91 -80-2844-0056
Fax: +91 -80-2844-0051	+91 -80-2844-0350
lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# Tables to follow

WIPRO LIMITED

AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2004 (Rs. in Million)

	Three months ended March 31,			Year ended
Particulars	2004	2003	Growth %	March 31, 2004
Segment Revenue
Global IT Services & Products	12,549	8,692	44%	43,575
India & AsiaPac IT Services & Products	3,666	2,450	50%	9,762
Consumer Care & Lighting	1,020	781	31%	3,649
Others	628	454		1,826

Continuing Operations	17,863	12,377	44%	58,812

Discontinued ISP Business	—	—		—

TOTAL	17,863	12,377	44%	58,812

Profit before Interest and Tax (PBIT)
Global IT Services & Products	2,966	2,129	39%	9,539
India & AsiaPac IT Services & Products	399	241	66%	792
Consumer Care & Lighting	136	107	27%	551
Others	119	125		277
Continuing Operations	3,620	2,602	39%	11,159

Discontinued ISP Business	—	—		—

TOTAL	3,620	2,602	39%	11,159

Interest / Other income *	343	107		873

Profit Before Tax	3,963	2,709	46%	12,032

Income Tax expense	(759)	(382)		(1,681)

Profit before extraordinary items	3,204	2,327	38%	10,351

Discontinuance of ISP business	—	26		—

Profit before equity in earnings / (losses) of Affiliates and minority interest	3,204	2,353	36%	10,351
Equity in earnings of affiliates	28	(96)		23
Minority interest	(24)	(3)		(59)

Profit after tax	3,208	2,254	42%	10,315

Operating Margin
Global IT Services & Products	24%	24%		22%
India & AsiaPac IT Services & Products	11%	10%		8%
Consumer Care & Lighting	13%	14%		15%

Continuing Operations	20%	21%		19%

TOTAL	20%	21%		19%

CAPITAL EMPLOYED
Global IT Services & Products	21,732	18,536		21,732
India & AsiaPac IT Services & Products	1,941	1,075		1,941
Consumer Care & Lighting	596	682		596
Others	14,498	15,082		14,498

Continuing Operations	38,767	35,375		38,767

Discontinued ISP Business	—	(7)		—

TOTAL	38,767	35,368		38,767

CAPITAL EMPLOYED COMPOSITION
Global IT Services & Products	56%	52%		56%
India & AsiaPac IT Services & Products	5%	3%		5%
Consumer Care & Lighting	1%	2%		1%
Others	38%	43%		38%

TOTAL	100%	100%		100%

Return on average capital employed from continuing business
Global IT Services & Products	58%	52%		47%
India & AsiaPac IT Services & Products	93%	85%		53%
Consumer Care & Lighting	97%	66%		86%

Continuing Operations	33%	30%		30%

TOTAL	35%	30%		30%

*	Other Income for the quarter ended 31st March 2004 includes profit on sale of land – Rs. 107 Mn

Note to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

Geography	March 31, 2004%		March 31, 2003%
India	5,725	32%	3,548	29%
USA	8,738	49%	5,791	47%
Rest of the World	3,400	19%	3,038	25%

Total	17,863	100%	12,377	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, is included in Global IT Services segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, is a part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of Others’. Segment data for previous periods has been reclassified to make it comparable.

5.	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6.	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature and the Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

7.	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

WIPRO LIMITED

AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2004 (Rs. in Million)

	YEAR ended March 31,
Particulars	2004	2003	Growth %
Segment Revenue
Global IT services & Products	43,575	30,487	43%
India & AsiaPac IT Services & Products	9,762	8,395	16%
Consumer Care & Lighting	3,649	2,991	22%
Others	1,826	1,468

Continuing Operations	58,812	43,341	36%

Discontinued ISP Business	—	42

TOTAL	58,812	43,383	36%

Profit before Interest and Tax (PBIT)
Global IT services & Products	9,539	8,451	13%
India & AsiaPac IT Services & Products	792	557	42%
Consum er Care & Lighting	551	436	26%
Others	277	240

Continuing Operations	11,159	9,684	15%

Discontinued ISP Business	—	(182)

TOTAL	11,159	9,502	17%

Interest /Other income *	873	634

Profit Before Tax	12,032	10,136	19%

Income Tax expense	(1,681)	(1,276)

Profit before extraordinary items	10,351	8,860	17%

Discontinuance of ISP business	—	(263)

Profit before equity in earnings / (losses) of Affiliates and minority interest	10,351	8,597	20%

Equity in earnings of affiliates	23	(355)
Minority interest	(59)	(37)

Profit after tax	10,315	8,205	26%

Operating Margin
Global IT services & Products	22%	28%
India & AsiaPac IT Services & Products	8%	7%
Consumer Care & Lighting	15%	15%

Continuing Operations	19%	22%

TOTAL	19%	22%

CAPITAL EMPLOYED
Global IT services & Products	21,732	18,536
India & AsiaPac IT Services & Products	1,941	1,075
Consumer Care & Lighting	596	682
Others	14,498	15,082

Continuing Operations	38,767	35,375

Discontinued ISP Business	—	(7)

TOTAL	38,767	35,368

CAPITAL EMPLOYED COMPOSITION
Global IT services & Products	56%	52%
India & AsiaPac IT Services & Products	5%	3%
Consumer Care & Lighting	1%	2%
Others	38%	43%

TOTAL	100%	100%

Return on average capital employed from continuing business
Global IT Services & Products	47%	62%
India & AsiaPac IT Services & Products	53%	54%
Consumer Care & Lighting	86%	60%

Continuing Operations	30%	31%

TOTAL	30%	31%

*	Other Income for the quarter ended 31st March 2004 includes profit on sale of land – Rs. 107 Mn

Note to segment report:

8.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

9.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

				(Rs. in Million)
Geography	March 31, 2004%		March 31, 2003%
India	15,205	26%	12,629	29%
USA	30,868	52%	19,637	45%
Rest of the World	12,739	22%	11,117	26%

Total	58,812	100%	43,383	100%

10.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

11.	Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, is included in Global IT Services segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, is a part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of Others’. Segment data for previous periods has been reclassified to make it comparable.

12.	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

13.	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature and the Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

14.	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.